Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Subsidiary	Country / State of Incorporation

Xenetic Biosciences (UK), Ltd.	United Kingdom registered company

Lipoxen Technologies, Ltd.	United Kingdom registered company

Xenetic Bioscience, Inc.	Delaware

SymbioTec, GmbH	German registered company

Hesperix S.A.	Swiss registered company